Filed by Astoria Financial Corporation.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Astoria Financial Corporation

(Commission File No. 001-11967)

Our Board of Directors has approved a merger of Astoria Financial Corporation with New York Community Bancorp, which remains subject to conditions including regulatory approval and stockholder approval.  The merger will create one of the largest and most diversified financial services company in the greater New York area.  Like us, NYCB has a broad franchise which includes Retail and Business Banking, Multi Family Commercial Real Estate and Residential Lending.

I’m confident that this transaction will result in:

•                  Increased shareholder value

•                  Building & expanding our Business Lines and Customer Relationships

•                  Providing a broader product set for our customers

•                  Continued focus on philanthropic support of the organizations that enrich the communities we serve

I am counting on all of you to continue making our franchise even stronger, by remaining focused on our customers’ needs. I understand that you may have questions, but rest assured we will do everything possible to provide you with regular communications and updates.  Shortly, we will develop a “Q & A” for all employees regarding this partnership. Then we will announce a process by which all employees will have an opportunity to submit additional questions, to be answered in the near future.  Finally, this afternoon I will also be meeting with the Senior Officers to provide additional details of this transaction.  In turn, they will share this information with you.

Over the years I have worked directly with many of you and I’m proud of the accomplishments and milestones that we all have achieved.  I want to acknowledge the hard work of every member of Astoria Bank and personally thank you for your dedication in building this tremendous banking franchise.

Forward-Looking Statements

This communication contains certain forward-looking information about New York Community Bancorp, Inc. (“NYCB”), Astoria Financial Corporation (the “Company”), and the combined company after the close of the transaction that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of NYCB, the Company and the combined company. Forward-looking statements speak only as of the date they are made and we assume no duty to update such statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements.  In addition to factors previously disclosed in reports filed by NYCB and the Company with the SEC, risks and uncertainties for each institution and the combined institution include, but are not limited to: lower than expected revenues; credit quality deterioration or a reduction in real estate values could cause an increase in the allowance for credit losses and a reduction in net earnings; enhanced supervision and examination by the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the Consumer Financial Protection Bureau; increases in competitive pressure among financial institutions or from non-financial institutions; effects of changes in existing U.S. government or government-sponsored mortgage programs; the ability to complete the proposed transaction, including obtaining regulatory approvals and approval by the stockholders of the Company or NYCB, or any future transaction, successfully implement NYCB’s and the Company’s integration plan, or achieve expected beneficial synergies and/or operating efficiencies, in each case within expected time-frames or at all; regulatory approvals may not be received on expected timeframes or at all; the possibility that personnel changes will not proceed as planned; the possibility that the cost of additional capital may be more than expected; the possibility that a change in the interest rate environment may reduce net interest margins; asset/liability re-pricing risks and liquidity risks; pending legal matters may take longer or cost more to resolve or may be resolved adversely; general economic conditions, either nationally or in the market areas in which the entities operate or anticipate doing business, are less favorable than expected; and environmental conditions, including natural disasters, may disrupt business, impede operations, or negatively affect the values of collateral securing loans.

Important Additional Information.

This communication is being made in respect of the proposed merger transaction involving NYCB and Astoria. NYCB intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Astoria and NYCB and a prospectus of NYCB, and each party will file other documents regarding the proposed transaction with the SEC.  A definitive joint proxy statement/prospectus will also be sent to the Astoria and NYCB stockholders seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of Astoria and NYCB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction.  The documents filed by NYCB and Astoria with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed by NYCB may be obtained free of charge at NYCB’s website at http://ir.mynycb.com/ and the documents filed by Astoria may be obtained free of charge at Astoria’s website at http://ir.astoriabank.com/.   Alternatively, these documents, when available, can be obtained free of charge from NYCB upon written request to New York Community Bancorp, Inc., Attn: Corporate Secretary, 615 Merrick Avenue, Westbury, New York 11590 or by calling (516) 683-4100 or from Astoria upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

NYCB, Astoria, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from NYCB’s and Astoria’s stockholders in favor of the approval of the merger.  Information about the directors and executive officers of NYCB and their ownership of NYCB common stock is set forth in the proxy statement for NYCB’s 2015 annual meeting of stockholders, as previously filed with the SEC on April 24, 2015.  Information about the directors and executive officers of Astoria and their ownership of Astoria common stock is set forth in the proxy statement for Astoria’s 2015 annual meeting of stockholders, as previously filed with the SEC on April 17, 2015.  Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.